SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)

MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund
(MZF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

55266X100
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2006
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D/A, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)




Item 1.  Security and Issuer

Common Stock
MBIA Capital/Claymore Managed Duration Investment Grade
Municipal Fund
MBIA Capital Management Corp.
113 King Street
Armonk, New York 10504


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation ? Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).

(d)  None of George W. Karpus, Jo Ann Van Degriff, or Sophie Karpus
(?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 399,100 shares of MZF on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney, which represents 5.03% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.





Item 4.  Purpose of Transaction

KIM has purchased Shares for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of MZF fit the investment guidelines for various Accounts. Shares have been acquired since April 15, 2005.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM owns 399,100 shares, which represents 5.03% of the outstanding shares. Jo Ann Van Degriff presently owns 1800 shares purchased October 14, 2005 at $12.36 per share (250 shares), October 31 at $12.32 (450 shares), and November
11 at $12.19 (100 shares), December 13, 2005 at $12.24 (1000 shares).
Karpus Management, Inc. presently owns 2350 shares purchased on May 11, 2005 at $12.55 (1500 shares), December 28, 2005 at $12.40
(1000 shares). KMI sold shares on February 17, 2006 at $13.03 (50 shares) and February 23, 2006 at $13.11 (100 shares). George W.
Karpus owns 7250 shares purchased May 17, 2005 at $12.63 (2200 shares) and May 20 at $12.71 (4500 shares), December 12, 2005 at $12.24 (1000 shares). He sold shares on February 14, 2006 at $13.11 (100 shares), February 17, 2006 at $13.03 (100 shares), February 23, 2006 at $13.10 (100 shares), February 24, 2006 at $13.13 (100 shares), and February 28, 2006 at $13.14 (50 shares). Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.01%. Urbana Partners, L.P. currently owns 3,000 shares. None of the other Principals of KIM presently own shares of MZF.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
5/11/2006
-700
12.57

6/29/2006
-500
12.02
5/15/2006
-2600
12.57




5/25/2006
7900
12.36




5/31/2006
3000
12.28





The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangement, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MZF securities.

Item 7.  Materials to be Filed as Exhibits

Not applicable



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.





Karpus Management, Inc.





By:
Name:  	Sharon L. Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Date:  		July 7, 2006